EXHIBIT 18.1

May 17, 2010

Sound Financial, Inc.
2005 Fifth Avenue, 2nd Floor
Seattle, WA 98121

Ladies and Gentlemen:

At your request, we have read the description in Note 8 of your interim consolidated financial statements included in the Quarterly Report on Form 10-Q to the Securities and Exchange Commission for March 31, 2010, of the facts relating to the adoption of the fair value option of accounting for originated mortgage servicing rights. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Sound Financial, Inc. (the “Company”), that the adoption of the fair value option of accounting for originated mortgage servicing rights described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

With regard to the aforementioned accounting change, it should be recognized that professional standards have not been established for evaluating the preferability of one acceptable method of accounting over another method. Accordingly, we are furnishing this letter solely for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

We have not audited any consolidated financial statements of the Company as of any date or for any period subsequent to December 31, 2009. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of the Company as of any date or for any period subsequent to December 31, 2009.

Very truly yours,

/s/ Moss Adams LLP